SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                             COMMISSION FILE NUMBER


                             POLYGRAM HOLDING, INC.
               DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES
                                375 Park Avenue
                            New York, New York 10152
              (Full title of the plan and the address of the plan)


                               Vivendi Universal
                            42, avenue de Friedland
                          75380 Paris Cedex 08, France
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. Polygram Holding, Inc. Deferred Savings and Investment Plan for Employees (the "Polygram Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Polygram Plan for the fiscal year ended December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS


1. Financial statements of the Polygram Plan for the fiscal year ended December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                      POLYGRAM HOLDING INC. DEFERRED SAVINGS
                                      AND INVESTMENT PLAN FOR EMPLOYEES


                                      By  /s/ Ann M. Giambusso
                                         ----------------------------------
                                         Ann M. Giambusso
                                         Vice President - Human Resources,
                                         Vivendi Universal


Date:  July 12, 2002

                                                                       Exhibit 1


                             POLYGRAM HOLDING, INC.
                        DEFERRED SAVINGS AND INVESTMENT
                               PLAN FOR EMPLOYEES

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 and 2000

                                   CONTENTS


--------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
   ON THE FINANCIAL  STATEMENTS                                         1
--------------------------------------------------------------------------------

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits                        2

  Statement of Changes in Net Assets Available for Benefits             3

  Notes to Financial Statements                                     4 - 9


--------------------------------------------------------------------------------

                         INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
PolyGram Holding, Inc.
Deferred Savings and Investment Plan for Employees


We have audited the accompanying statement of net assets available for benefits of PolyGram Holdings, Inc. Deferred Savings and Investment Plan for Employees as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of PolyGram Holdings, Inc. Deferred Savings and Investment Plan for Employees as of December 31, 2000 was audited by other auditors whose report, dated June 15,2001, expressed an unqualified opinion on that statement.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PolyGram Holdings, Inc. Deferred Savings and Investment Plan for Employees as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


                                             /s/ McGladrey & Pullen, LLP
                                             -------------------------------
                                             McGladrey & Pullen, LLP


New York, New York
July 9, 2002

POLYGRAM HOLDINGS, INC.
   DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001 AND DECEMBER 31, 2000

                                                 2001                 2000
--------------------------------------------------------------------------------

Net assets held in trust by Bank of New York
    (Note 6)                                 $ 54,628,333          $ 62,490,191
                                             ----------------------------------

Liabilities                                          -                     -
                                             ----------------------------------

Net Assets Available for Benefits            $ 54,628,333          $ 62,490,191
                                             ==================================


SEE NOTES TO FINANCIAL STATEMENTS.

POLYGRAM HOLDINGS, INC.
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001


--------------------------------------------------------------------------------
Additions:
Additions to net assets attributed to:
Contributions
  Employee contributions                            $  3,180,910
  Employer contributions                               1,353,549
                                                    ------------
                                                       4,534,459
                                                    ------------

Investment income
  Net appreciation (depreciation) in fair
    value of investments                              (4,580,062)
  Dividends and interest                               2,697,753
                                                    ------------
                                                      (1,882,309)

     Total additions                                   2,652,150

Deductions:
Deductions to net assets attributed to:
Participant Withdrawals                              (10,514,008)
                                                    ------------


Net (decrease)                                        (7,861,858)

Net assets available for benefits:
   Beginning of year                                  62,490,191
                                                    ------------
   End of year                                      $ 54,628,333
                                                    ============


SEE NOTES TO FINANCIAL STATEMENTS.

POLYGRAM HOLDING, INC,
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Note 1.  Description of the Plan

The following brief description of PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan became effective January 1, 1987, and the Plan was amended from time to time including amendments subsequent to December 31, 1998. It is a profit sharing, thrift-type defined contribution plan with a 401(k) provision under which certain employees of PolyGram Holding, Inc. (the "Company") may participate. Leased employees, "freelance" employees or consultants are not eligible to participate. The plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility: The Plan is a voluntary defined contribution plan. Under the terms of the Plan, former employees of PolyGram Holding, Inc. who are employed with UMG Recordings, Inc. or one of its affiliates, and who have one year of service are eligible to participate in the Plan. Employees are eligible to participate in the Plan beginning with the calendar month following the completion of one year of service.

Contribution: Eligible employees may make a combination of pre-tax dollars and after-tax dollars contributions, in whole percentage of annual earnings, through payroll deductions. Participants may contribute up to 17% of their annual earnings, subject to a 12% maximum in pre-tax contributions and 17% maximum in after-tax contributions. Highly compensated employees, as defined by the Plan, are allowed to make pre-tax contributions up to 17% with a limit of 12% of their pre-tax account. Matching contributions were increased to 60% of the first 6% of participants' pre-tax and after-tax contributions made during each payroll period.

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contribution rate changes can be changed on any business day and must be made in increments of 1%.

Participants are 100% vested in their pre-tax, after-tax and rollover contributions. A participant's interest in the Company's matching contribution will become vested according to the following schedule:


    Completed year of service                          Percentage vested
--------------------------------------------------------------------------------
       1 year                                                  20%
       2 years                                                 40%
       3 years                                                 60%
       4 years                                                 80%
   5 years or more                                            100%


In addition, nonvested employer matching contributions become 100% vested upon Disability (as defined by the Plan), retirement or death.

Participants as of December 10, 1998 are fully vested in their benefits accrued through December 31, 1998. Employer matching contributions related to services performed by employees from January 1, 1999 forward are subject to the vesting schedule set forth in the Plan. Effective August 23, 1999, participants who attain age 60 while in service with the Employer shall become 100% vested.

POLYGRAM HOLDING, INC,
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1.  DESCRIPTION OF THE PLAN (CONTINUED)

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. For 2001, the total forfeited amount was $25,919.

Loans: Participants may borrow from their vested account balance. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 or 50% of the participant's vested amount balance. Only one loan may be outstanding at any one time. The interest rate charged on loans shall be set monthly for loans made during the month. Repayments are made through payroll deductions over a period of no more than 5 year although the term may be extended to 15 years if the loan is for the purpose of the participant's primary residence.

Participant Distributions: The distribution to which a plan participant is entitled is provided by the vested contributions and income thereon allocated to the participant's account. The distribution election may be made upon retirement, death, disability or termination of employment. Distributions are in the form of immediate or deferred cash lump sum or immediate or deferred installments. Installments are available only for participants who retire or who are disabled as defined by the Plan. Normal retirement age is 65; however, a participant may work past his normal retirement date and continue to participate in the Plan until termination of employment. If a former participant is rehired and has not received a distribution of his account balance, any forfeited amounts will be reinstated. If the former participant has received a distribution, then the distribution must be repaid within five years from the participant's rehire date in order to restore the forfeiture amount. There are also certain inservice withdrawals from the Plan.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: Accounting records of the Plan are maintained on an accrual basis.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks, in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

The assets are held in trust by Bank of New York (Trustee) in the Joseph E. Seagram & Sons, Inc. Master Trust Agreement (Master Trust), which also includes assets of the 401(k) plans of the Company's affiliates, Universal Studios, Inc., UMG Manufacturing and Logistics, Inc. and Spencer Gifts, Inc. and Joseph E. Seagram & Sons, Inc. The related investment income and appreciation in fair value represents allocations to the Plan based upon the ratio of the Plan's assets to total Master Trust Assets.

POLYGRAM HOLDING, INC,
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal S.A. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenter's rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADSs or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value. Common shares are recorded at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date. Purchases and sales of securities are accounted for on a trade date basis with average cost basis used for determining the cost of the investments sold. Interest income is recorded on an accrual basis.


NOTE 3.  PLAN TERMINATION

Although it has not expressed any in that to do so, the Board of Directors of the VU has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In case of termination, the rights of participants to their accounts shall become fully vested as of the date of termination.

NOTE 4.  ADMINISTRATIVE EXPENSES

All costs associated with the maintenance of accounting records and certain investment fees of the Plan are borne by the Company. Administrative expenses paid to investment brokers are deducted from plan earnings.


NOTE 5.  TAX STATUS

The Plan is approved as qualified under Section 401(a) of the Internal Revenue Code (the "Code") of 1986, as amended, and, therefore, is exempt from Federal income taxes under Section 501(a) of such Code pursuant to a determination letter dated December 10, 1997 from the Internal Revenue Service (the "IRS"). Although the Plan has been amended since receiving the determination letter the opinion of the plan administrator, and the Plan's tax counsel, the Plan and its underlying trust have operated within the terms of the Plan and the compliance requirements to remain qualified under the applicable provisions of the Code.

POLYGRAM HOLDING, INC,
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 6.  ASSETS HELD IN TRUST

The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. The Master Trust net assets consist of the following classification of assets and liabilities as of December 2001 and 2000:

                                                   2001                2000
                                           -------------------------------------
ASSETS
Investments held in trust at fair
  valued determined by quoted market
  prices:
Money market fund
 State street yield enhanced STIF fund        $          -        $ 50,734,702
Stable income fund
  Vanguard Retirement Saving Trust             121,870,473                   -
  The LaSalle income plus fund                           -          55,772,944
Bond fund
  PIMCO total return fund, class A shares      116,050,435          98,703,855
S&P 500 index fund
  Vanguard employee benefit fund               168,991,669         205,414,392
Managed equity fund
  Vanguard value index fund                     45,758,762          51,700,709
Growth equity fund
  Vanguard institutional index fund             20,321,155          24,538,463
Vivendi stock fund
  Vivendi Universal ADSs                        34,029,544          48,004,886
  Collective short term investment fund            553,319           1,325,251
The Coca-Cola Company stock fund
  The Coca-Cola Company common stock             1,561,089           2,453,770
  Collective short term investment fund            108,353              67,777
Dreyfus small company value fund
  Berger Small Cap Value Fund                   46,493,358                   -
  Dreyfus small company value fund                       -          24,883,209
MSDW international equity fund
  MSDW international equity fund                19,032,529          22,109,100
Dresdner global technology fund
  Dresdner RCM global technology fund           10,590,173          20,418,043
Loans to Participants                            8,457,476           9,280,310
                                              --------------------------------

     Total Investments                        $593,818,335        $615,407,411
                                              --------------------------------

POLYGRAM HOLDING, INC,
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 6.  ASSETS HELD IN TRUST (CONTINUED)


                                               2001                  2000
                                           ---------------------------------

Receivables
  Accrued interest and dividends           $  1,586,871           $6,347,086
  Capital gain distribution receivable       12,247,990                    -
  Contributions receivable                        5,554               88,182
  Proceeds from securities sold             157,749,273              371,263
                                           ---------------------------------
    Total receivables                      $171,589,688           $6,806,531
                                           ---------------------------------

Total assets                                765,408,023          622,213,942
                                           ---------------------------------

Liabilities

Accounts payable for securities purchased   170,257,735            6,337,958
Administrative expenses                          15,438               26,171
Other payables                                  300,241                    -
Benefit payments                                 50,749                    -
                                           ---------------------------------
Total liabilities                           170,624,163            6,364,129
                                           ---------------------------------

Net Assets                                 $594,783,860         $615,849,813
                                           =================================




As of December 31, 2001 and 2000, the equitable share of PolyGram Holding, Inc. Deferred Savings and Investment Plan for Employees in the Master Trust is 9.18% and 10.14%, respectively.

As of December 31, 2001 and 2000, the net assets of the Master Trust available to the Plan for benefits in the individual investment funds were as follows:

POLYGRAM HOLDING, INC,
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6.  ASSETS HELD IN TRUST (CONTINUED)


                                             2001                 2000
                                     -------------------------------------------
Money market fund                       $         -           $ 4,373,990
Stable income fund                        5,392,653               958,494
Bond fund                                12,509,732            11,877,181
S&P 500 index fund                        8,465,751            11,421,361
Managed equity fund                      14,566,224            18,915,229
Growth equity fund                        2,982,784             4,217,969
Vivendi Universal ADSs                    1,766,135             2,146,016
Berger small company value fund           5,049,363                     -
Dreyfus small company value fund                  -             2,827,508
MSDW international equity fund            1,968,450             2,572,984
Dresdner global technology fund             824,338             1,893,281
Loans to participants                     1,102,903             1,286,178
                                        ---------------------------------
Total                                   $54,628,333           $62,490,191
                                        =================================



NOTE 7.  INVESTMENT INCOME FROM MASTER TRUST

The appreciation in fair value and other income is as follows:
Investments held in trust at fair value determined by quoted market prices:

                                                          2001
                                                  --------------------
Bond fund                                             $   129,275
S&P 500 index fund                                     (1,305,335)
Managed equity fund                                    (2,619,531)
Growth equity fund                                       (551,684)
Seagram stock fund                                              -
Vivendi Universal ADSs                                   (371,303)
Berger small company value fund                         1,238,142
Dreyfus small company value fund                                -
Dresdner global technology fund                          (777,777)
MSDW international equity fund                           (321,849)
                                                      -----------
Investment losses (net of investment gains)            (4,580,062)

Interest and dividends                                  2,697,753
                                                      -----------

Investment (loss)                                     $(1,882,309)
                                                      ===========